

September 9, 2022

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

> **Re: WANG & LEE GROUP, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 29, 2022**
> **File No. 333-265730**

Dear Mr. Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed August 29, 2022

General

1. We note your additional disclosure in response to prior comment 1. We note that the cover page now contains the following statements: "Hence, the legal and operational risks associated with operating in the PRC are unlikely to have an impact on the Company's operations in Hong Kong. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau." Please reconcile these two contradictory statements and conform your disclosure throughout your prospectus as needed.

2.   Please update your discussion of the Holding Foreign Companies Accountable
       Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight
       Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory
       Commission and the Ministry of Finance of the People's Republic of China, taking the
       first step toward opening access for the PCAOB to inspect and investigate registered
       public accounting firms headquartered in mainland China and Hong Kong.

       You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related
matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with
any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Benjamin Tan, Esq.